PLUMAS BANCORP

35 S. Lindan Ave.

Quincy, CA 95971

December 26, 2018

VIA EMAIL AND EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Ms. Jessica Livingston

Re:	Plumas Bancorp
Registration Statement on Form S-3
Filed December 20, 2018
File No. 333-228916

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Plumas Bancorp (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) cause the above-referenced registration statement on Form S-3 (the “Registration Statement”) to become effective at 5:30 p.m., Eastern time, on Wednesday, December 26, 2018, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

   •   Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

   •   The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

   •   The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Gershon of Sheppard, Mullin, Richter & Hampton, LLP at (415) 774-3120 with any questions you may have concerning this request.

Very truly yours,

PLUMAS BANCORP

By:	/s/ Richard Belstock
Name:	Richard Belstock
Title:	Executive Vice President and Chief Financial Officer